Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 9, 2003

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on April 9, 2003, entitled "NOTICE OF ANNUAL GENERAL MEETING".

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of Statoil ASA (OSE: STL, NYSE: STO) will be held on Thursday 8 May 2003 at 5pm in Stavanger Forum, Gunnar Warebergsgate 13, Stavanger, Norway.

AGENDA

1. Opening of the General Meeting by the Chair of the Corporate Assembly.
2. Registration of attending shareholders and proxies.
3. Election of a Chair of the Meeting.
4. Election of a person to co-sign the minutes together with the Chair of the Meeting.
5. Approval of the notice and the agenda.
6. Approval of the annual report and accounts for Statoil ASA and the Statoil Group for 2002, including the Board of Directors' proposal of a dividend of NOK 2,90 per share.
7. Approval of the remuneration to the Company's Auditor.
8. Marketing Instructions for Statoil ASA - adjustments - proposal for a decision to be made by Statoil`s General Meeting.

On 25 May 2001, the General Meeting of Statoil ASA adopted "Instructions concerning the marketing and sale of oil and gas by Statoil ASA" (the Marketing Instructions), which provide that Statoil ASA shall market and sell the oil and gas produced from the State's participating interest – the SDFI – together with its own oil and gas. The overall objective of the marketing arrangement is to "achieve the highest possible total value creation for Statoil ASA's and the State's oil and gas, and to ensure a fair distribution of the total value creation". A need for certain adjustments to the Marketing Instructions has been identified.

The Marketing Instructions provide that, in cases where Statoil ASA upgrades the value of Statoil ASA's and the State's dry gas as a product before any sale is made, the State shall receive its proportionate share of the income and pay its proportionate share of the cost. As the Marketing Instructions are presently formulated, the State's share of such cost shall be transformed to a tariff cost to be charged to the State over time (the annuity model). To achieve the overall objective of the Marketing Instructions, it is proposed to adjust the principles contained in the Marketing Instructions with regard to reference prices for the State's dry gas, so as to enable such cost and income to be divided between Statoil ASA and the State from the time they are accrued (the cash settlement model).

The Marketing Instructions currently state in detail how to set the reference price for the State's crude oil, including NGL. The reference price is, inter alia, based on certain publicly available price quotations. Changes in the market subsequent to the adoption of the Marketing Instructions have led to changes in the price quotations and the types of contracts that may be used in the selling of crude oil. To ensure that Statoil ASA has the necessary incentives to obtain the highest possible total value for its own crude oil as well as for that of the State under the market conditions prevailing at any point in time, it is deemed important to adjust the provisions of the Marketing Instructions concerning reference prices for crude oil.

The Board of Directors agrees to the proposal and proposes that the General Meeting make a decision to, in principle, accept that the necessary adjustments to the Marketing Instructions be made. The adjustments shall be formulated by the State represented by the Ministry of Petroleum and Energy and will constitute an addition to the Marketing Instructions.

Against this background, the Board of Directors requests the General Meeting to make the following resolution:

The General Meeting approves that adjustments to the Marketing Instructions for Statoil ASA, as adopted by the General Meeting on 25 May 2001, be made to the provisions concerning reference prices of crude oil and gas, to ensure that Statoil ASA has the necessary incentives to obtain the highest possible total value for the crude oil and gas of the State and Statoil ASA under the market conditions prevailing at any point in time. The adjustments shall be made by the State represented by the Ministry of Petroleum and Energy.

PARTICIPATION AT THE GENERAL MEETING

Please notify us of your participation at the General Meeting, either in person or by proxy, in accordance with the enclosed attendance form or authority, by 5 May 2003 at 12 noon.

Stavanger, 8 April 2003
Leif T Løddesøl
Chair of the Board of Directors
(sign.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 9, 2003	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer